SEC

22003212

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SEC FILE NUMBER
8-67342

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BOLT-X, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 S. LaSalle Street #1525
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia McEnroe Bennett	(312)(208) 0685	pbennett@sumocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd. # 1460	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Patricia McEnroe Bennett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bolt-X, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUCAS J DARCY
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 9, 2025

Signature:

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BOLT-X LLC

(a Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2021

Filed as PUBLIC Information pursuant to Rule 17a-5(d)
Available for Public Inspection
Under the Securities Exchange Act of 1934 and Regulation 1.10(g)
Under the Commodity Exchange Act.

BOLT-X LLC
(A Delaware Limited Liability Company)

December 31, 2021

Index

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bolt-X, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bolt-X, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bolt-X, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bolt-X, LLC's management. Our responsibility is to express an opinion on Bolt-X, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bolt-X, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental information on pates 10-12, in the report have been subjected to audit procedures performed in conjunction with the audit of Bolt-X, LLC's financial statements.

- The supplement information Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

The supplemental information is the responsibility of Bolt-X, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

We have served as Bolt-X, LLC's auditor since 2020.

Chicago, Illinois 60604

February 25, 2022

BOLT-X, LLC

Statement of Financial Condition
As of December 31, 2021

Assets		
Cash and cash equivalents	$	581,980
Due to broker dealer		1,484,606
Receivable from non-customers		48,697
Receivable from affiliates		9,403
Fixed Assets (net of depreciation of		39,553
Prepaid Expenses		13,,661
Total Assets	$	2,177,900
Liabilities		
Accounts Payable	$	257,225
Total Liabilities		257,225
Member's Equity		
Total member's equity		1,920,675
Total Liabilities and Member's Equity	$	2,177,900

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Polices

Bolt-X, LLC (the Company) formerly known as Ronin Professional, LLC, a Delaware limited liability company, facilitates agency-only equity, option, futures and repo execution services for broker-dealers, institutional customers and professional traders via a proprietary electronic order routing platform.

The Company was purchased by Sumo Holdings, LLC (the Company's parent) on September 8, 2020 from Ronin Capital LLC.

The Company is a broker-dealer registered tie the Securities and Exchange Commission (SEC under the Securities Exchange Act of 1934 and its registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), the Securities Investor Protection Corporation (SIPC) and various exchanges. The Company is a wholly owned subsidiary of Sumo Holdings, and receives financial support from the parent.

The Company operates under Rule 15c3-3 of the Securities Exchange Act of 1934 as a Non-Covered BD under footnote 74. The Company is considered a Non-Covered Firm, since it meets the criteria of not directly, or indirectly receiving, holding or owing funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or b(2) of Rule 15c2-4. The Company uses a proprietary platform that allows other broker dealers to trade their positions which are immediately flipped to the clearing firm designated by the broker dealer. The Company does not carry any customer or proprietary accounts as defined in Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the Financial Condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect eh reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of ASC Topic 606: Back on January 1, 2018, the Company adopted Accounting Standards Codification (ASC) Topic 606.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the new revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Revenue recognition: Brokerage and execution revenue and related expenses are recorded on a trade-date basis as securities and futures transactions occur.

Note 1. (continued)

The timing of revenue recognition and billings results in receivables and contract assets. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. Accounts receivable are recorded when the right to consideration becomes unconditional and are presented separately in the statement of financial condition. Contract assets are included in other assets in the statement of financial condition.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. As of December 31, 2021 Bolt-X had fixed assets in the amount of $43,649 with accumulated depreciation of $4,096.

Statement of Cash Flows: For purposes of the statement of Cash Flows, the Company defined cash equivalents as highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business and are not restricted.

Cash and Cash Equivalents: Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less and are segregated and deposited for regulatory purposes.

Income taxes: The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. The results of the Company are included in the tax returns of the Parent, whose members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision of benefit for federal income taxes has been made in the Company's financial statements.

The Company evaluates the income tax positions taken to determine whether or not they are more-likely-than-not of being sustained when challenged or examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions that impacted the company's financial statements. The Parent is generally subject to examination by the U.S. federal and state tax authorities for the current tax year and prior three tax years.

Subsequent events: The Company has evaluated subsequent events or potential recognition and/or disclosure through the date these financial statements were issued.

Recently issued accounting pronouncements: In February 2015, the FASB issued Accounting Standards Update (ASU) No 2016-02, *Leases (Topic 842*), which supersedes the leasing guidance in (ACS) 840, Leases. Under ASU 2015-02 lessees are required to recognize a right -of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. This guidance is effective for fiscal periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and

do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

As of December 31, 2021, the Company concluded it does not have any leases that meet the definition under ASC 842.

Note 2. Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2021 consist of available cash balances held at the clearing firms of $1,180,809 and receivables for brokerage of $303,797.

Note 3. Related-Party Transactions

The Company operates under an expense sharing agreement whereby the affiliate pays certain operating expense of the Company for which the Company reimburses the affiliate at a monthly fixed rate. In accordance with the terms of the agreement, the affiliate will provide support services, office space and technology.

The Company has agreements with affiliated entities whereby the affiliated entities have agreed to pay all fees, costs and expenses associated with certain trading services, as defined. The Company pays the expenses and its reimbursed by the affiliated entities. Prior to the acquisition the company was charged a management fee. Currently the expenses are a direct charge. The Company has a net receivable from Sumo Holdings of $9,403 on December 31, 2021.

Note 4. Off-Balance-Sheet risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. The Company does not open or establish accounts on behalf of its customers and does not clear its own securities and futures transactions.

All customers have pre-established securities and/or futures accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with these firms. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information.

When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk.

Note 5. Indemnifications and Contingent Liabilities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believe that it is unlikely it will have to make material payments under these arrangements and have not recorded any contingent liability in the financial statement for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the ordinary course of business, the Company is subject to regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on it financial condition or results of operations.

Note 6. Net Capital Requirements

The Company is subject t the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Bolt-X required net capital is $100,000. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. Bolt-X CFTC requirement is $100,000.